March 7, 2007

VIA FACSIMILE AND EDGAR

Mr. John D. Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	ImagiTrend, Inc.
Application for Withdrawal of Registration Statement on Form SB-2
File No. 333-138728

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ImagiTrend, Inc. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-138728), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement No. 333-138728 was originally filed with the U.S. Securities and Exchange Commission on October 24, 2005, and it has not been declared effective.

The Company is requesting the withdrawal of the Registration Statement because the Company has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the SEC, and none of the Company's securities were sold pursuant to the Registration Statement. The Company is evaluating all of its options, including that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible. The Company has also requested pursuant to a letter of even date herewith attached hereto as Annex A that all fees paid to the SEC in connection with the filing of the Registration Statement be refunded to the Company in accordance with the wire transfer instructions contained in such letter.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (941) 365-8632 and via U.S. mail to ImagiTrend, Inc., 1900 Main Street, Suite 312, Sarasota, Florida 34236 and to Bruce M. Pritchett, Esq. of Martin & Pritchett, PA, via fax at (704) 895-1528 and via U.S. mail to Martin & Pritchett, P.A., 17115 Kenton Drive, Suite 202A, Cornelius, NC 28031.

Very truly yours,

ImagiTrend, Inc.

By:	/s/ Russell F. Haraburda

Name:	Russell F. Haraburda
Title:	President and Chief Executive Officer

Annex A

March 7, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Office of EDGAR Information and Analysis
100 F. Street, N.E.
Washington, D.C. 20549

RE: ImagiTrend, Inc.

Ladies and Gentlemen:

On October 24, 2005, ImagiTrend, Inc. (the "Company"), filed a Registration Statement on Form SB-2 (File No. 333-138728), together with all exhibits and amendments thereto (the "Registration Statement") relating to the initial public offering of its common stock. In connection therewith, the Company paid a registration fee of $208.80 (the "Fee").

On March 7, 2007, the Company applied, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), to withdraw the Registration Statement because the Company has decided not to pursue an initial public offering of its securities at this time due to market conditions. The Registration Statement was not declared effective by the SEC, and none of the Company's securities were sold pursuant to the Registration Statement.

In light of the fact that the Registration Statement is being withdrawn and no securities will be sold pursuant to the Registration Statement, the Company hereby respectfully requests that the Fee be refunded to the Company and credited by wire transfer to the following account:

Bank: Peoples Community Bank
Routing Number: 063114836
For further Credit to: ImagiTrend, Inc.
Account Number: 1200001517

If you have any questions regarding this application for refund, please call our counsel, Bruce M. Pritchett, at Martin & Pritchett, P.A. at (704) 584-0269.

Sincerely,

IMAGITREND, INC.

By: /s/ Russell F. Haraburda
---------------------------
Name: Russell F. Haraburda
Title: President and CEO